UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

02037079

NO ACT
P.E 3-26-02
0-14275

DIVISION OF
CORPORATION FINANCE

April 15, 2002

PROCESSED
MAY 30 2002
THOMSON
FINANCIAL

Ernest M. Lorimer
Finn Dixon & Herling LLP
One Landmark Square
Stamford, CT 06901-2689

Act 1934
Section
Rule 14A-8
Public
Availability 4/15/2002

Re: EDAC Technologies Corporation

Dear Mr. Lorimer:

This is in regard to your letter dated March 26, 2002 concerning the shareholder proposals submitted by John Moses, William Bayne and Ross Towne for inclusion in EDAC's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposals, and that EDAC therefore withdraws its February 13, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Keir Devon Gumbs
Special Counsel

cc: John Moses
3616 N. Abermarle Street
Arlington, VA 22207

CRGH

EDAC Technologies Corporation
1806 New Britain Ave., Farmington, CT 06032 • Tel: (860) 677-2603 • Fax: (860) 674-2718
Web: www.edactechnologies.com • E-mail: info@edactechnologies.com

February 13, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention: Division of Corporation Finance

Re: EDAC Technologies Corporation
Shareholder Proposal re Replacement of Directors

Ladies and Gentlemen:

This letter is to inform you, pursuant to the Commission's Rule 14a-8(j), that EDAC Technologies Corporation (the "Company") intends to omit from its proxy statement and form of proxy for the Company's 2002 Annual Meeting (collectively, the "Proxy Materials") a shareholder proposal and supporting statement contained in a letter (the "Proposal") received by the Company from three shareholders (the "Proponents"). A copy of the Proposal is attached as Exhibit A.

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action against the Company based on the omission of the Proposal. Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and Exhibit A. By copy of this letter, each of the Proponents is being notified of the Company's intention to omit the Proposal from the Proxy Materials. The Company plans to commence the mailing of its definitive proxy materials on or about May 4, 2002. Accordingly, we would appreciate the Staff's prompt advice with respect to these matters.

<u>The Proposal</u>.

The Proposal states that the Proponents "submit the following proposal for inclusion in the 2002 Proxy Statement to be voted on at the 2002 annual meeting by all qualified shareholders. Proposal: [The Proponents] wish to replace directors John Kucharik, Robert J. Gilchrist, and Steven J. Raffay." It is clear from the remainder of their letter that what the Proponents intend is to replace Messrs. Kucharik, Gilchrist and Raffay with themselves.

Whatever means the Proponents may have in mind for accomplishing this, it is clear that the Proposal relates to an election for membership on the Company's board of directors. The Company's intention to exclude the Proposal from the Proxy Statement is based upon Rule 14a-8 (i)(8).

Rule 14a-8(i)(8)

Rule 14a-8(i)(8) allows a company to omit a shareholder proposal that "relates to an election for membership on the company's board of directors . . ." Because the Proposal calls for the replacement of three directors by the Proponents, it expressly relates to an election for membership on the board of directors and may therefore be excluded under that Rule. The Staff has consistently concluded that such proposals may be omitted. See, e.g., J. C. Penney Company, Inc. (March 19, 2001), U.S. Bancorp (February 27, 2000), PepsiCo., Inc. (February 1, 1999), Masco Corporation (March 16, 1998), and Staodyn, Inc. (February 9, 1998).

Moreover, the Staff has consistently permitted companies to exclude proposals that are intended to or have the effect of using the Rule 14a-8 process to oppose specific nominees for election to the company's board of directors. See, e.g., Honeywell International, Inc. (March 2, 2000), and Dow Jones & Co., Inc. (January 31, 1996).

The Company's position, and all of the Staff's no-action letters with respect to Rule 14a-8(i)(8), are consistent with the Commission's interpretation of the Rule in Release No. 34-12598 (July 7, 1976), in which it stated: "the principal purpose of the [exclusion] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature . . ."

Rule 14a-8(i)(9)

The Company also intends to exclude the Proposal from the Proxy Materials under Rule 14a-8(i)(9), which provides that a proposal may be omitted if it "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Staff has interpreted former Rule 14a-8(c)(9), the predecessor to that Rule, to allow omission of a proposal if an affirmative vote on both the shareholder's proposal and the company's proposal would lead to an inconsistent mandate from the shareholders. See, e.g., Gabelli Equity Trust (March 15, 1993) and Fitchburg Gas and Electric Light Company (July 30, 1991). The Proposal proposes the replacement of three directors whom the Company intends to nominate for election at the annual meeting, so that a favorable shareholder vote on both the Proposal and the Company's slate of nominees would result in an inconsistent mandate from the shareholders, which makes the Proposal's exclusion clearly permissible under Rule 14a-8(i)(9).

EDAC Technologies Corporation
1806 New Britain Ave., Farmington, CT 06032 • Tel: (860) 677-2603 • Fax: (860) 674-2718
Web: www.edactechnologies.com • E-mail: info@edactechnologies.com

Conclusion

For the reasons set forth in this letter, the Company respectfully requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the Proxy Materials. If the Staff has questions or requires additional information, or if for any reason the Staff does not agree with the Company's position on these matters, we would be grateful for an opportunity to confer with the Staff prior to the issuance of a formal response.

Please call me at 860-679-7463 if you have questions or need additional information or as soon as a Staff response is available.

Very truly yours,

Richard A. Dandurand
Chairman and Chief Executive Officer

"Exhibit A"

January 6, 2002

Ronald G. Popolizio, Secretary
EDAC Technologies Corporation
1806 New Britain Avenue
Farmington, Connecticut 06032

Sir: Mr. William Bayne, Mr. John W. L. Moses, and Mr. Ross Towne submit the following proposal for inclusion in the 2002 Proxy Statement to be voted on at the 2002 annual meeting by all qualified shareholders.

Proposal: Mr. Bayne, Mr. Moses and Mr. Towne wish to replace directors John Kucharik, Robert J. Gilchrist, and Steven J. Raffay.

Mr. Bayne, Mr. Moses and Mr. Towne own 300,000, 525,000 and 90,000 shares respectively.

Mr Kucharik and Mr. Raffay according to most recent Securities and Exchange filings have NO shares acquired in open market purchases. They have been awarded 10,000 shares each as options at NO cost to themselves.

Mr. Gilchrist and Mr. Raffay are members of the compensation committee, Mr. Gilchrist serving as chairman. This committee and the board awarded stock options in excess of 250,000 shares to various board members including 36,000 to Mr. Gilchrist. The performance of the company prior to 2001 hardly justified these awards.

It is the intention of Mr. Bayne, Mr. Moses and Mr. Towne to vigorously pursue shareholder interests and increase shareholder value.

Mr. Bayne is a restaurateur businessman. Mr. Moses is a former Vice President with Merrill Lynch and private investor. Mr. Towne is President of Specialty Products Inc., a metal fabrication firm and former president, CEO of a six billion dollar bank.

We recommend a vote FOR this proposal.

Sincerely,

William Bayne — John W. L. Moses — Ross Towne

EDAC Technologies Corporation
1806 New Britain Ave., Farmington, CT 06032 • Tel: (860) 677-2603 • Fax: (860) 674-2718
Web: www.edactechnologies.com • E-mail: info@edactechnologies.com

March 12, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention: Division of Corporation Finance

Re: EDAC Technologies Corporation
Shareholder Proposal re Replacement of Directors

Ladies and Gentlemen:

I refer you to my letter (the "Initial Letter") to the Commission dated February 13, 2002 and attached hereto as Exhibit A. Pursuant to a letter (the "Letter") from a shareholder (the "Proponent") of EDAC Technologies Corporation (the "Company") dated February 22, 2002, a copy of which is attached hereto as Exhibit B, we understand the shareholder proposal referenced in the Initial Letter to be withdrawn.

This letter also is to inform you, pursuant to the Commission's Rule 14a-8(j), that the Company intends to omit from its proxy statement and form of proxy for the Company's 2002 Annual Meeting of Shareholders (collectively, the "Proxy Materials") the shareholder proposal set forth in the Letter.

The reasons for such omission include the reasons stated in the Initial Letter with respect to the exclusion of the proposal referenced therein. Additionally, the Company will omit the proposal set forth in the Letter from the Company's Proxy Materials because (i) it is not timely based upon the February 6, 2002 deadline for submission of shareholder proposals set forth in the Company's 2001 proxy statement and (ii) the shareholder failed to state his intention (and that of Messrs. Bayne and Towne, the other members of his group) to hold their shares of Company Common Stock at least through the completion of the Company's 2002 annual meeting.

The Company respectfully requests that the staff of the Division of Corporation Finance confirm that it will not recommend any enforcement action against the Company based on the omission of the proposal set forth in the Letter. Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and Exhibit B. By copy of this letter, the Proponent is being notified of the Company's intention to omit the proposal set forth in the Letter from its Proxy Materials.

Please call me at 860-679-7463 if you have any questions or need additional information.

Very truly yours,

Richard A. Dandurand
Chairman and Chief Executive Officer

{00005401; 1; 7098-1}

EDAC Technologies Corporation
1806 New Britain Ave., Farmington, CT 06032 • Tel: (860) 677-2603 • Fax: (860) 674-2718
Web: www.edactechnologies.com • E-mail: info@edactechnologies.com

EXHIBIT A

February 13, 2002

RECEIVED
MAR 13 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention: Division of Corporation Finance

Re: EDAC Technologies Corporation
Shareholder Proposal re Replacement of Directors

Ladies and Gentlemen:

This letter is to inform you, pursuant to the Commission's Rule 14a-8(j), that EDAC Technologies Corporation (the "Company") intends to omit from its proxy statement and form of proxy for the Company's 2002 Annual Meeting (collectively, the "Proxy Materials") a shareholder proposal and supporting statement contained in a letter (the "Proposal") received by the Company from three shareholders (the "Proponents"). A copy of the Proposal is attached as Exhibit A.

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action against the Company based on the omission of the Proposal. Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and Exhibit A. By copy of this letter, each of the Proponents is being notified of the Company's intention to omit the Proposal from the Proxy Materials. The Company plans to commence the mailing of its definitive proxy materials on or about May 4, 2002. Accordingly, we would appreciate the Staff's prompt advice with respect to these matters.

The Proposal.

The Proposal states that the Proponents "submit the following proposal for inclusion in the 2002 Proxy Statement to be voted on at the 2002 annual meeting by all qualified shareholders. Proposal: [The Proponents] wish to replace directors John Kucharik, Robert J. Gilchrist, and Steven J. Raffay." It is clear from the remainder of their letter that what the Proponents intend is to replace Messrs. Kucharik, Gilchrist and Raffay with themselves.

Whatever means the Proponents may have in mind for accomplishing this, it is clear that the Proposal relates to an election for membership on the Company's board of directors. The Company's intention to exclude the Proposal from the Proxy Statement is based upon Rule 14a-8 (i)(8).

Rule 14a-8(i)(8)

Rule 14a-8(i)(8) allows a company to omit a shareholder proposal that "relates to an election for membership on the company's board of directors . . ." Because the Proposal calls for the replacement of three directors by the Proponents, it expressly relates to an election for membership on the board of directors and may therefore be excluded under that Rule. The Staff has consistently concluded that such proposals may be omitted. See, e.g., J. C. Penney Company, Inc. (March 19, 2001), U.S. Bancorp (February 27, 2000), PepsiCo., Inc. (February 1, 1999), Masco Corporation (March 16, 1998), and Staodyn, Inc. (February 9, 1998).

Moreover, the Staff has consistently permitted companies to exclude proposals that are intended to or have the effect of using the Rule 14a-8 process to oppose specific nominees for election to the company's board of directors. See, e.g., Honeywell International, Inc. (March 2, 2000), and Dow Jones & Co., Inc. (January 31, 1996).

The Company's position, and all of the Staff's no-action letters with respect to Rule 14a-8(i)(8), are consistent with the Commission's interpretation of the Rule in Release No. 34-12598 (July 7, 1976), in which it stated: "the principal purpose of the [exclusion] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature . . ."

Rule 14a-8(i)(9)

The Company also intends to exclude the Proposal from the Proxy Materials under Rule 14a-8(i)(9), which provides that a proposal may be omitted if it "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Staff has interpreted former Rule 14a-8(c)(9), the predecessor to that Rule, to allow omission of a proposal if an affirmative vote on both the shareholder's proposal and the company's proposal would lead to an inconsistent mandate from the shareholders. See, e.g., Gabelli Equity Trust (March 15, 1993) and Fitchburg Gas and Electric Light Company (July 30, 1991). The Proposal proposes the replacement of three directors whom the Company intends to nominate for election at the annual meeting, so that a favorable shareholder vote on both the Proposal and the Company's slate of nominees would result in an inconsistent mandate from the shareholders, which makes the Proposal's exclusion clearly permissible under Rule 14a-8(i)(9).

Conclusion

For the reasons set forth in this letter, the Company respectfully requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the Proxy Materials. If the Staff has questions or requires additional information, or if for any reason the Staff does not agree with the Company's position on these matters, we would be grateful for an opportunity to confer with the Staff prior to the issuance of a formal response.

Please call me at 860-679-7463 if you have questions or need additional information or as soon as a Staff response is available.

Very truly yours,

Richard A. Dandurand
Chairman and Chief Executive Officer

JOHN MOSES
3616 n. Albemarle Street
Arlington, Virginia 22207

EXHIBIT B

February 22, 2002

VIA CERTIFIED MAIL

Mr. Ronald G. Popolizio, Secretary
EDAC Technologies Corporation
1806 New Britain Avenue
Farmington, Connecticut 06032

Dear Mr. Popolizio:

The purpose of this letter is to submit a shareholder proposal for inclusion in the proxy material of EDAC Technologies Corporation for a vote of shareholders at the annual meeting of shareholders to be held in 2002. The proposal is as follows:

PROPOSAL

On behalf of all shareholders of EDAC, the following slate of Directors of EDAC Technologies Corporation, is proposed for election to the Board of Directors of EDAC at the annual meeting of shareholders of the corporation to be held in year 2002.

Mr. Richard A. Dandurand
Mr. George Fraher
Mr. Joseph Lebel
Mr. William Bayne
Mr. Ross Towne
Mr. Ron Popolizio
Mr. Daniel Tracy
Mr. Dominic Pagano
Mr. John Moses

I am enclosing a copy of a letter to the Securities and Exchange Commission regarding this matter.

Sincerely,

John Moses

enclosure

JOHN MOSES
3616 n. Albemarle Street
Arlington, Virginia 22207

February 22, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention: Division of Corporate Finance
RE: EDAC Technologies Corporation ("EDAC") –
Corporate Refusal to Include Shareholder Proposal in Proxy

Dear Sir / Madam:

This letter is in response to a letter from Mr. Richard A. Dandurand of EDAC addressed to you and dated February 13th, 2002. In his letter, Mr. Dandurand set forth the intention of EDAC to exclude a shareholder proposal in the upcoming proxy material to be issued to shareholders in anticipation of an annual meeting of the shareholders of EDAC.

On behalf of Mr. William Bayne, Mr. Ross Towne and myself, who collectively own or control twenty one percent (21%) of the outstanding common shares of EDAC, I hereby wish to submit an alternative shareholder proposal for inclusion in the upcoming proxy material which is as follows:

PROPOSAL

On behalf of all shareholders of EDAC, the following slate of Directors of EDAC Technologies Corporation, is proposed for election to the Board of Directors of EDAC at the annual meeting of shareholders of the corporation to be held in year 2002.

Mr. Richard A. Dandurand
Mr. George Fraher
Mr. Joseph Lebel
Mr. William Bayne
Mr. Ross Towne
Mr. Ron Popolizio
Mr. Daniel Tracy
Mr. Dominic Pagano
Mr. John Moses

Rule 14a-8-(i)(8) –

This proposal providing for an alternate slate of directors to be included in the proxy material of EDAC clearly does not violate Rule 14a-8(i)(8).

Rule 14a-8(i)(9) –

The proposal as set forth above does not violate Rule 14a-8-(i)(9) in as much as it would clearly provide a consistent mandate from the shareholders.

Conclusion:

The Bylaws of EDAC Technologies Corporation call for an annual meeting of shareholders to be held on the first Monday in May (Exhibit A). Mr. Dandurand's letter, as referred to above, states the proxy materials will be sent to shareholders on or about May 4, 2002. Accordingly, I respectively request the Commission to require EDAC to accept the proposal set forth above even though the date of submission to the corporation does not meet the February 6, 2002 deadline for submission as set forth in the 2001 proxy statement (page 57 – Exhibit B).

EDAC has had four CEO's in six years. At the annual shareholder meeting held in 2001, the shareholders forced the resignation of the Chairman of the Board who previously selected the present Chairman and CEO. Although there have been numerous changes in the leadership of EDAC, the corporation has been unable to achieve reasonable shareholder value. This condition leads to the alternate slate of directors as set forth above.

By copy of this letter, I am submitting the above proposal to EDAC for inclusion in the upcoming proxy material to be distributed to EDAC shareholders in anticipation of its upcoming annual meeting of shareholders.

Please call me at 703-536-6625 should you have any questions or comments regarding this matter.

Sincerely,

John Moses

cc: Mr. Richard A. Dandurand (Via Certified Mail)

BY-LAWS

OF

EDAC TECHNOLOGIES CORPORATION

ARTICLE I. OFFICES

SECTION 1.01. Principal and Business Offices. The Corporation may have such principal and other business offices, either within or without the State of Wisconsin, as the Board of Directors may designate or as the business of the Corporation may require from time to time.

SECTION 1.02. Registered Office. The registered office of the Corporation required by the Wisconsin Business Corporation Law to be maintained in the State of Wisconsin may be, but need not be, identical with the principal office in the State of Wisconsin, and the address of the registered office may be changed from time to time by the Board of Directors. The business office of the registered agent of the Corporation shall be identical to such registered office.

RESOLVED, that Section 2.01 of the Company's By-Laws is hereby amended to read in its entirety as follows:

> Section 2.01 Annual Meeting. The annual meeting of the shareholders shall be held on the first Monday of the month of May or at such other date as may be authorized by the Board of Directors and set forth in the Notice of meeting, for the purpose of electing Directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday of the State of Wisconsin, such meeting shall be held on the next succeeding business day. If the election of Directors shall not be held on the day designated herein for any annual meeting of the shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as conveniently may be; and
>
> FURTHER RESOLVED, that the Secretary of the Company is hereby directed to insert such amendment in the appropriate place in the Company's By-Laws.

- The Company's Annual Report on Form 10-K for the year ended December 30, 2000, filed with the Commission on March 30, 2001, as amended on May 4, 2001 and on May 30, 2001; and

- The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed with the Commission on May 15, 2001.

A copy of the Company's 2000 Annual Report to Shareholders and a copy of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (without exhibits) accompany this proxy statement. You may request, and the Company will provide, a copy of the Company's other filings at no cost by contacting Ronald G. Popolizio, Executive Vice President, Chief Financial Officer and Secretary of the Company, at the following address and phone number:

EDAC Technologies Corporation
1806 New Britain Avenue
Farmington, Connecticut 06032
(860) 677-2603

ANNUAL REPORT TO THE SECURITIES AND EXCHANGE COMMISSION ON FORM 10-K

The Company is required to file an annual report, called a Form 10-K, with the Commission. A copy of Form 10-K for the fiscal year ended December 30, 2000 will be made available, without charge, to any person entitled to vote at the annual meeting. Written requests should be directed to Ronald G. Popolizio, Secretary, EDAC Technologies Corporation, 1806 New Britain Avenue, Farmington, Connecticut 06032.

SHAREHOLDER PROPOSALS

Any shareholder who desires to submit a proposal for inclusion in the Company's 2002 Proxy Statement should submit the proposal in writing to Ronald G. Popolizio, Secretary, EDAC Technologies Corporation, 1806 New Britain Avenue, Farmington, Connecticut 06032. The Company must receive a proposal no later than February 6, 2002, in order to consider it for inclusion in the Company's 2002 Proxy Statement. For any proposal that is not submitted for inclusion in next year's Proxy Statement, but is instead sought to be presented directly at the 2002 Annual Meeting, management will be able to vote proxies in its discretion if the Company: (1) receives notice of the proposal before the close of business on April 22, 2002, and advises shareholders in the 2002 Proxy Statement about the nature of the matter and how management intends to vote on such matter; or (2) the Company does not receive notice of the proposal prior to the close of business on April 22, 2002. Notices of intention to present proposals at the 2002 Annual Meeting should be addressed to Ronald G. Popolizio, Secretary, EDAC Technologies Corporation, 1806 New Britain Avenue, Farmington, Connecticut 06032.

EDAC Technologies Corporation
1806 New Britain Ave., Farmington, CT 06032 • Tel: (860) 677-2603 • Fax: (860) 674-2718
Web: www.edactechnologies.com • E-mail: info@edactechnologies.com

March 14, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention: Division of Corporation Finance

Re: EDAC Technologies Corporation
Shareholder Proposal re Replacement of Directors

Ladies and Gentlemen:

I refer you to my letter (the "Second Letter") to the Commission dated March 12, 2002 and attached hereto as Exhibit A. By two letters dated February 25, 2002 (the "Letters"), copies of which are attached hereto as Exhibit B, the shareholder (together with the other members of his group, the "Proponent") of EDAC Technologies Corporation (the "Company") has withdrawn the shareholder proposal referenced in the Second Letter.

The withdrawal of the February 22nd proposal by the Proponent also confirms the Company's understanding (conveyed to you in the Second Letter) that the Proponent's February 22nd letter effected a withdrawal of their earlier January 6th proposal. Accordingly, the Company's understanding is that the Proponent has withdrawn all proposals relating to the election of the Company's Board of Directors.

The Company respectfully requests that the staff of the Division of Corporation Finance confirm that it will not recommend any enforcement action against the Company based on the omission of any of the proposals by the Proponent relating to the election of the Company's Board of Directors. Pursuant to Rule 14a-8(j), enclosed are six (6) additional copies of this letter, with exhibits attached. By copy of this letter, the Proponent is being notified of the Company's intention to omit the proposal relating to election of directors set forth in the Letter from its Proxy Materials.

A second aspect of the Letters is a request for a special meeting under the Company's Amended and Restated By-Laws (the "By-Laws").

This letter is to inform you that the Company understands the Letters to constitute a request for a special meeting under the By-Laws to consider amendments to the By-Laws and not a shareholder proposal pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended.

For your information, I enclose our response to the Proponent regarding the Letters, which is attached hereto as Exhibit C. Since the Company does not view the request in the Letters as a shareholder proposal under Rule 14a-8, the Company is not requesting that the staff of the Division of Corporation Finance confirm that it will not recommend any enforcement action against the Company based on the omission of the request by the Proponent set forth in the Letters.

Please call me at 860-679-7463 if you have any questions or need additional information.

Very truly yours,

Richard A. Dandurand
Chairman and Chief Executive Officer

EDAC Technologies Corporation
1806 New Britain Ave., Farmington, CT 06032 • Tel: (860) 677-2603 • Fax: (860) 674-2718
Web: www.edactechnologies.com • E-mail: info@edactechnologies.com

EXHIBIT A

March 12, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 15 2002
WASH. D.C.
365

Attention: Division of Corporation Finance

Re: EDAC Technologies Corporation
Shareholder Proposal re Replacement of Directors

Ladies and Gentlemen:

I refer you to my letter (the "Initial Letter") to the Commission dated February 13, 2002 and attached hereto as Exhibit A. Pursuant to a letter (the "Letter") from a shareholder (the "Proponent") of EDAC Technologies Corporation (the "Company") dated February 22, 2002, a copy of which is attached hereto as Exhibit B, we understand the shareholder proposal referenced in the Initial Letter to be withdrawn.

This letter also is to inform you, pursuant to the Commission's Rule 14a-8(j), that the Company intends to omit from its proxy statement and form of proxy for the Company's 2002 Annual Meeting of Shareholders (collectively, the "Proxy Materials") the shareholder proposal set forth in the Letter.

The reasons for such omission include the reasons stated in the Initial Letter with respect to the exclusion of the proposal referenced therein. Additionally, the Company will omit the proposal set forth in the Letter from the Company's Proxy Materials because (i) it is not timely based upon the February 6, 2002 deadline for submission of shareholder proposals set forth in the Company's 2001 proxy statement and (ii) the shareholder failed to state his intention (and that of Messrs. Bayne and Towne, the other members of his group) to hold their shares of Company Common Stock at least through the completion of the Company's 2002 annual meeting.

The Company respectfully requests that the staff of the Division of Corporation Finance confirm that it will not recommend any enforcement action against the Company based on the omission of the proposal set forth in the Letter. Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and Exhibit B. By copy of this letter, the Proponent is being notified of the Company's intention to omit the proposal set forth in the Letter from its Proxy Materials.

Please call me at 860-679-7463 if you have any questions or need additional information.

Very truly yours,

Richard A. Dandurand
Chairman and Chief Executive Officer

{00005401; 1; 7098-1}

EDAC Technologies Corporation
1806 New Britain Ave., Farmington, CT 06032 • Tel: (860) 677-2603 • Fax: (860) 674-2718
Web: www.edactechnologies.com • E-mail: info@edactechnologies.com

February 13, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention: Division of Corporation Finance

Re: EDAC Technologies Corporation
Shareholder Proposal re Replacement of Directors

Ladies and Gentlemen:

This letter is to inform you, pursuant to the Commission's Rule 14a-8(j), that EDAC Technologies Corporation (the "Company") intends to omit from its proxy statement and form of proxy for the Company's 2002 Annual Meeting (collectively, the "Proxy Materials") a shareholder proposal and supporting statement contained in a letter (the "Proposal") received by the Company from three shareholders (the "Proponents"). A copy of the Proposal is attached as Exhibit A.

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action against the Company based on the omission of the Proposal. Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and Exhibit A. By copy of this letter, each of the Proponents is being notified of the Company's intention to omit the Proposal from the Proxy Materials. The Company plans to commence the mailing of its definitive proxy materials on or about May 4, 2002. Accordingly, we would appreciate the Staff's prompt advice with respect to these matters.

The Proposal.

The Proposal states that the Proponents "submit the following proposal for inclusion in the 2002 Proxy Statement to be voted on at the 2002 annual meeting by all qualified shareholders. Proposal: [The Proponents] wish to replace directors John Kucharik, Robert J. Gilchrist, and Steven J. Raffay." It is clear from the remainder of their letter that what the Proponents intend is to replace Messrs. Kucharik, Gilchrist and Raffay with themselves.

Whatever means the Proponents may have in mind for accomplishing this, it is clear that the Proposal relates to an election for membership on the Company's board of directors. The Company's intention to exclude the Proposal from the Proxy Statement is based upon Rule 14a-8 (i)(8).

Rule 14a-8(i)(8)

Rule 14a-8(i)(8) allows a company to omit a shareholder proposal that "relates to an election for membership on the company's board of directors . . ." Because the Proposal calls for the replacement of three directors by the Proponents, it expressly relates to an election for membership on the board of directors and may therefore be excluded under that Rule. The Staff has consistently concluded that such proposals may be omitted. See, e.g., J. C. Penney Company, Inc. (March 19, 2001), U.S. Bancorp (February 27, 2000), PepsiCo., Inc. (February 1, 1999), Masco Corporation (March 16, 1998), and Staodyn, Inc. (February 9, 1998).

Moreover, the Staff has consistently permitted companies to exclude proposals that are intended to or have the effect of using the Rule 14a-8 process to oppose specific nominees for election to the company's board of directors. See, e.g., Honeywell International, Inc. (March 2, 2000), and Dow Jones & Co., Inc. (January 31, 1996).

The Company's position, and all of the Staff's no-action letters with respect to Rule 14a-8(i)(8), are consistent with the Commission's interpretation of the Rule in Release No. 34-12598 (July 7, 1976), in which it stated: "the principal purpose of the [exclusion] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature . . ."

Rule 14a-8(i)(9)

The Company also intends to exclude the Proposal from the Proxy Materials under Rule 14a-8(i)(9), which provides that a proposal may be omitted if it "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Staff has interpreted former Rule 14a-8(c)(9), the predecessor to that Rule, to allow omission of a proposal if an affirmative vote on both the shareholder's proposal and the company's proposal would lead to an inconsistent mandate from the shareholders. See, e.g., Gabelli Equity Trust (March 15, 1993) and Fitchburg Gas and Electric Light Company (July 30, 1991). The Proposal proposes the replacement of three directors whom the Company intends to nominate for election at the annual meeting, so that a favorable shareholder vote on both the Proposal and the Company's slate of nominees would result in an inconsistent mandate from the shareholders, which makes the Proposal's exclusion clearly permissible under Rule 14a-8(i)(9).

EDAC Technologies Corporation
1806 New Britain Ave., Farmington, CT 06032 • Tel: (860) 677-2603 • Fax: (860) 674-2718
Web: www.edactechnologies.com • E-mail: info@edactechnologies.com

Conclusion

For the reasons set forth in this letter, the Company respectfully requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the Proxy Materials. If the Staff has questions or requires additional information, or if for any reason the Staff does not agree with the Company's position on these matters, we would be grateful for an opportunity to confer with the Staff prior to the issuance of a formal response.

Please call me at 860-679-7463 if you have questions or need additional information or as soon as a Staff response is available.

Very truly yours,

Richard A. Dandurand
Chairman and Chief Executive Officer

EDAC Technologies Corporation
1806 New Britain Ave., Farmington, CT 06032 • Tel: (860) 677-2603 • Fax: (860) 674-2718
Web: www.edactechnologies.com • E-mail: info@edactechnologies.com

JOHN MOSES
3616 n. Albemarle Street
Arlington, Virginia 22207

February 22, 2002

VIA CERTIFIED MAIL

Mr. Ronald G. Popolizio, Secretary
EDAC Technologies Corporation
1806 New Britain Avenue
Farmington, Connecticut 06032

Dear Mr. Popolizio:

The purpose of this letter is to submit a shareholder proposal for inclusion in the proxy material of EDAC Technologies Corporation for a vote of shareholders at the annual meeting of shareholders to be held in 2002. The proposal is as follows:

PROPOSAL

On behalf of all shareholders of EDAC, the following slate of Directors of EDAC Technologies Corporation, is proposed for election to the Board of Directors of EDAC at the annual meeting of shareholders of the corporation to be held in year 2002.

Mr. Richard A. Dandurand
Mr. George Fraher
Mr. Joseph Lebel
Mr. William Bayne
Mr. Ross Towne
Mr. Ron Popolizio
Mr. Daniel Tracy
Mr. Dominic Pagano
Mr. John Moses

I am enclosing a copy of a letter to the Securities and Exchange Commission regarding this matter.

Sincerely,

John Moses

enclosure

JOHN MOSES
3616 n. Albemarle Street
Arlington, Virginia 22207

February 22, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention: Division of Corporate Finance
RE: EDAC Technologies Corporation ("EDAC") –
Corporate Refusal to Include Shareholder Proposal in Proxy

Dear Sir / Madam:

This letter is in response to a letter from Mr. Richard A. Dandurand of EDAC addressed to you and dated February 13th, 2002. In his letter, Mr. Dandurand set forth the intention of EDAC to exclude a shareholder proposal in the upcoming proxy material to be issued to shareholders in anticipation of an annual meeting of the shareholders of EDAC.

On behalf of Mr. William Bayne, Mr. Ross Towne and myself, who collectively own or control twenty one percent (21%) of the outstanding common shares of EDAC, I hereby wish to submit an alternative shareholder proposal for inclusion in the upcoming proxy material which is as follows:

PROPOSAL

On behalf of all shareholders of EDAC, the following slate of Directors of EDAC Technologies Corporation, is proposed for election to the Board of Directors of EDAC at the annual meeting of shareholders of the corporation to be held in year 2002.

Mr. Richard A. Dandurand
Mr. George Fraher
Mr. Joseph Lebel
Mr. William Bayne
Mr. Ross Towne
Mr. Ron Popolizio
Mr. Daniel Tracy
Mr. Dominic Pagano
Mr. John Moses

Rule 14a-8-(i)(8) –

This proposal providing for an alternate slate of directors to be included in the proxy material of EDAC clearly does not violate Rule 14a-8(i)(8).

Rule 14a-8(i)(9) –

The proposal as set forth above does not violate Rule 14a-8-(i)(9) in as much as it would clearly provide a consistent mandate from the shareholders.

Conclusion:

The Bylaws of EDAC Technologies Corporation call for an annual meeting of shareholders to be held on the first Monday in May (Exhibit A). Mr. Dandurand's letter, as referred to above, states the proxy materials will be sent to shareholders on or about May 4, 2002. Accordingly, I respectively request the Commission to require EDAC to accept the proposal set forth above even though the date of submission to the corporation does not meet the February 6, 2002 deadline for submission as set forth in the 2001 proxy statement (page 57 – Exhibit B).

EDAC has had four CEO's in six years. At the annual shareholder meeting held in 2001, the shareholders forced the resignation of the Chairman of the Board who previously selected the present Chairman and CEO. Although there have been numerous changes in the leadership of EDAC, the corporation has been unable to achieve reasonable shareholder value. This condition leads to the alternate slate of directors as set forth above.

By copy of this letter, I am submitting the above proposal to EDAC for inclusion in the upcoming proxy material to be distributed to EDAC shareholders in anticipation of its upcoming annual meeting of shareholders.

Please call me at 703-536-6625 should you have any questions or comments regarding this matter.

Sincerely,

John Moses

cc: Mr. Richard A. Dandurand (Via Certified Mail)

BY-LAWS

OF

EDAC TECHNOLOGIES CORPORATION

ARTICLE I. OFFICES

SECTION 1.01. <u>Principal and Business Offices</u>. The Corporation may have such principal and other business offices, either within or without the State of Wisconsin, as the Board of Directors may designate or as the business of the Corporation may require from time to time.

SECTION 1.02. <u>Registered Office</u>. The registered office of the Corporation required by the Wisconsin Business Corporation Law to be maintained in the State of Wisconsin may be, but need not be, identical with the principal office in the State of Wisconsin, and the address of the registered office may be changed from time to time by the Board of Directors. The business office of the registered agent of the Corporation shall be identical to such registered office.

RESOLVED, that Section 2.01 of the Company's By-Laws is hereby amended to read in its entirety as follows:

> Section 2.01 <u>Annual Meeting</u>. The annual meeting of the shareholders shall be held on the first Monday of the month of May or at such other date as may be authorized by the Board of Directors and set forth in the Notice of meeting, for the purpose of electing Directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday of the State of Wisconsin, such meeting shall be held on the next succeeding business day. If the election of Directors shall not be held on the day designated herein for any annual meeting of the shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as conveniently may be; and

FURTHER RESOLVED, that the Secretary of the Company is hereby directed to insert such amendment in the appropriate place in the Company's By-Laws.

- The Company's Annual Report on Form 10-K for the year ended December 30, 2000, filed with the Commission on March 30, 2001, as amended on May 4, 2001 and on May 30, 2001; and

- The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed with the Commission on May 15, 2001.

A copy of the Company's 2000 Annual Report to Shareholders and a copy of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (without exhibits) accompany this proxy statement. You may request, and the Company will provide, a copy of the Company's other filings at no cost by contacting Ronald G. Popolizio, Executive Vice President, Chief Financial Officer and Secretary of the Company, at the following address and phone number:

EDAC Technologies Corporation
1806 New Britain Avenue
Farmington, Connecticut 06032
(860) 677-2603

ANNUAL REPORT TO THE SECURITIES AND EXCHANGE COMMISSION ON FORM 10-K

The Company is required to file an annual report, called a Form 10-K, with the Commission. A copy of Form 10-K for the fiscal year ended December 30, 2000 will be made available, without charge, to any person entitled to vote at the annual meeting. Written requests should be directed to Ronald G. Popolizio, Secretary, EDAC Technologies Corporation, 1806 New Britain Avenue, Farmington, Connecticut 06032.

SHAREHOLDER PROPOSALS

Any shareholder who desires to submit a proposal for inclusion in the Company's 2002 Proxy Statement should submit the proposal in writing to Ronald G. Popolizio, Secretary, EDAC Technologies Corporation, 1806 New Britain Avenue, Farmington, Connecticut 06032. The Company must receive a proposal no later than February 6, 2002, in order to consider it for inclusion in the Company's 2002 Proxy Statement. For any proposal that is not submitted for inclusion in next year's Proxy Statement, but is instead sought to be presented directly at the 2002 Annual Meeting, management will be able to vote proxies in its discretion if the Company: (1) receives notice of the proposal before the close of business on April 22, 2002, and advises shareholders in the 2002 Proxy Statement about the nature of the matter and how management intends to vote on such matter; or (2) the Company does not receive notice of the proposal prior to the close of business on April 22, 2002. Notices of intention to present proposals at the 2002 Annual Meeting should be addressed to Ronald G. Popolizio, Secretary, EDAC Technologies Corporation, 1806 New Britain Avenue, Farmington, Connecticut 06032.

EXHIBIT B

JOHN MOSES
3616 N. Albemarle Street
Arlington, Virginia 22207

February 25, 2002

VIA CERTIFIED MAIL

Mr. Ronald G. Popolizio, Secretary
EDAC Technologies Corporation
1806 New Britain Avenue
Farmington, Connecticut 06032

Dear Mr. Popolizio:

The purpose of the letter is to withdraw a certain shareholder proposal submitted to you by the undersigned dated February, 22, 2002 pertaining to the nomination of an alternate slate of directors of EDAC Technologies Corporation ("EDAC") to stand for election at the annual meeting of shareholders to be held in 2002. In view of certain revisions to EDAC's Bylaws enacted unilaterally by the EDAC Board of Directors without the consent of EDAC shareholders on February 19th, 2002 but not announced until February 22nd, 2002, the shareholder proposal previously submitted is deemed to be ineffective.

As provided by Section 2.02 of the revised Bylaws enacted by the EDAC Board of Directors on February 19th, 2002, the undersigned, being a holder of more than ten percent (10%) of the outstanding common shares of EDAC, submits the following shareholder proposal on behalf of all shareholders of EDAC:

PROPOSAL

A special meeting of EDAC shareholders be called for the purpose of submitting to a vote of EDAC shareholders to accept or reject all acts taken by the Board of Directors of EDAC with respect to any modifications or amendments of the Bylaws of EDAC without the consent of a majority of the shareholders of EDAC entitled to vote on such matters.

A second purpose of the proposed special meeting of EDAC shareholders is to propose an amendment to the EDAC Bylaws prohibiting the EDAC Board of Directors from enacting any future modifications or amendments to the EDAC Bylaws without the prior approval of a majority of the shareholders of EDAC entitled to vote on such modifications or amendments.

The special meeting is to be held at 10:00, March 20, 2002 at the Farmington Country Club, Farmington, Connecticut. Notice of the special meeting of EDAC shareholders is to be provided by EDAC as set forth in the EDAC Bylaws.

As provided by Section 2.04 of the EDAC Bylaws (as amended), the undersigned requests the Secretary of the Corporation provide written notice of the special meeting of shareholders to all shareholders in that the undersigned does not currently have access to a list of EDAC shareholders.

Should any aspect of the above shareholder proposal not comply with provisions of the EDAC Bylaws (as amended) as to the calling of a special shareholder meeting, please provide an immediate notice of such noncompliance as well as the specific nature of such noncompliance.

A copy of this request for a special meeting of EDAC shareholders is being provided to the Securities and Exchange Commission. As previously requested by Mr. Dandurand, a copy of the transmittal letter to the Securities and Exchange Commission regarding the above request for a special meeting of shareholders is enclosed.

Sincerely,

John Moses

Enclosure

JOHN MOSES
3616 N. Albemarle Street
Arlington, Virginia 22207

February 25, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention: Division of Corporate Finance
RE: EDAC Technologies Corporation ("EDAC")
Request for Special Shareholders Meeting

Dear Sir / Madam:

Enclosed for your files and information is a copy of a request submitted this date to EDAC for a special meeting of shareholders. As set forth, the purpose of the meeting is to submit to the vote of EDAC shareholders to accept or reject certain actions taken by the EDAC Board of Directors on February 19, 2002 to unilaterally modify and amend the Bylaws of EDAC without the consent of EDAC shareholders.

Please call me at 703-536-6625 should you have any questions regarding the enclosure.

Sincerely,

John Moses

Enclosure

EXHIBIT C

EDAC Technologies Corporation
1806 New Britain Ave., Farmington, CT 06032 • Tel: (860) 677-2603 • Fax: (860) 674-2718
Web: www.edactechnologies.com • E-mail: info@edactechnologies.com

March 14, 2002

Mr. John Moses
3616 N. Albemarle Street
Arlington, Virginia 22207

Dear Mr. Moses:

On behalf of EDAC Technologies Corporation (EDAC), I hereby acknowledge receipt of your two letters of February 25, 2002 (the "Letters"), which we received on February 28, 2002. We understand the first of these letters to be on behalf of you, Mr. William Bayne and Mr. Ross Towne and to constitute a withdrawal of the proposal made by you in your letter of February 22, 2002. In the enclosed letter to the Securities and Exchange Commission's Division of Corporation Finance dated today, I have informed the Commission of our understanding as to withdrawal of all of your proposals relating to the election of EDAC's Board of Directors.

We understand that pursuant to the Letters you seek to have EDAC call a special meeting of its shareholders on March 20, 2002 for the purpose of voting on two amendments to EDAC's Amended and Restated By-Laws. We are not clear on whether Messrs. Bayne and Towne join in this request. Although your initial letter appears to submit a proposal for shareholders to vote to call a special meeting, we propose to treat your initial letter as a request for a special meeting of shareholders to consider the two proposals in your second letter of February 25th.

EDAC cannot grant this request for several reasons. First, the request does not comply with EDAC's Amended and Restated By-Laws (the "By-Laws"). Section 2.05 of the By-Laws requires written notice to be delivered to EDAC requesting a special meeting at least 60 calendar days prior to the proposed date of such meeting. Clearly the Request received on February 28, 2002 seeking a March 20, 2002 special meeting does not comply with such section. Additionally, EDAC is required to comply with the proxy rules regarding such a special meeting, which in our judgment cannot be accomplished on such a schedule. Moreover, our understanding of Wisconsin law is that the date for a special meeting requested by a shareholder is to be established by the Board of Directors.

I propose to have the Board of Directors consider your request at its next meeting, and in light of the anticipated timing of the annual meeting evaluate how we can accommodate your request that these two proposals be considered consistent with the proxy rules. Following such meeting, I will advise you as to how we would propose to proceed.

I note that your letters do not constitute a shareholder proposal pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 as they do not identify your request as such and you make no request for them to be included in EDAC's proxy materials relating to its 2002 annual meeting of shareholders. I assume your copy to the SEC was only for the purpose of advising them of the withdrawal of your earlier proposals. In any event, a new proposal would not be timely at this juncture for purposes of Rule 14a-8.

Very truly yours,

Richard A. Dandurand
Chairman and Chief Executive Officer

{00005423; 1; 7098-1}

April 14, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention: Division of Corporate Finance, Mr. Kier Gums

Re: Edac Technologies, withdrawing all shareholder proposals presented by Mr. John Moses, Mr. William Bayne and Mr. Ross Towne

Dear Sir:

I am enclosing a letter to Mr. Ronald Popolizio, Secretary of Edac Technologies. I am withdrawing all proposals effective immediately.

I thank you for your time in this matter.

Sincerely,

John W. L. Moses

RECEIVED

2002 APR 23 PM 12: 04

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

April 14, 2002

Mr. Ronald G. Popolizio, Secretary
Edac Technologies Corporation
1806 New Britain Avenue
Farmington, Connecticut 06032

Dear Mr. Popolizio,

I am withdrawing my four shareholder proposals presented to you in letters of January 6, 2002, February 22, 2002, and February 25, 2002. I am taking this action to avoid continued litigation expense by the corporation. I have been advised by Mr. Kier Gums of the Securities and Exchange Commission that my action concludes these events and expunges these proposals from their purview.

Mr. Bayne, Mr. Towne and I have decided to continue pursuing our interests independently as we have done in the past.

Sincerely,

John W. L. Moses

FINN DIXON & HERLING LLP
ATTORNEYS AT LAW

ONE LANDMARK SQUARE
STAMFORD, CONNECTICUT 06901-2689
TELEPHONE (203) 325-5000
FACSIMILE (203) 348-5777

ERNEST M. LORIMER

DIRECT DIAL:(203) 325-5043
INTERNET:ELORIMER@FDH.COM

March 26, 2002

VIA FACSIMILE AND REGULAR MAIL

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attn: Keir Gumbs, Esq.

Re: EDAC Technologies Corporation

Dear Mr. Gumbs:

As requested, I am writing to confirm our conversation of last week regarding EDAC Technologies Corporation, a Wisconsin corporation (the "Company"). In view of the withdrawal by the proponents of the 14a-8 proposals made on January 6, 2002 and February 22, 2002, we hereby confirm on behalf of the Company that inasmuch as the Company does not have an active shareholder proposal under Rule 14a-8, the Company does not need to seek no action confirmation under Rule 14a-8(j) and is not seeking such a no action response.

Please feel free to call me at the number above with any questions or comments you may have.

Very truly yours,

Ernest M. Lorimer

cc: Mr. Richard A. Dandurand

{00006263; 1; 7099-1}

FINN DIXON & HERLING LLP
ATTORNEYS AT LAW

ONE LANDMARK SQUARE
STAMFORD, CONNECTICUT 06901-2689
TELEPHONE (203) 325-5000
FACSIMILE (203) 348-5777

Client # 7099-01

CONFIDENTIALITY NOTICE

This electronic transmission is intended only for the person or entity named below, and may contain privileged or confidential information. Dissemination to, reliance upon or copying by anyone else is unauthorized. If you receive this transmission in error, please telephone us immediately to arrange for the return of the document.

ELECTRONIC TRANSMISSION COVER PAGE

Date:	March 26, 2002	Time:	11:26 AM 4:48P	
To:	Keir Gumbs, Esq. Richard A. Dandurand	Fax No: (202) 942-9525 (860) 674-2718		Tel No: (202) 942-2825 (860) 677-2603
From:	Ernest M. Lorimer	Authorization Attorney EML Operator:		
Number of Pages (including transmittal page):	2			

If this electronic transmission is unreadable or incomplete, please contact the operator at (203 325-5000.

MESSAGE:

{00006298; 1; 7099-1}

JOHN MOSES
3616 N. Albemarle Street
Arlington, Virginia 22207

February 25, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
MAR 05 2002
WASH. D.C. 365 SECTION

Attention: Division of Corporate Finance
RE: EDAC Technologies Corporation ("EDAC")
Request for Special Shareholders Meeting

Dear Sir / Madam:

Enclosed for your files and information is a copy of a request submitted this date to EDAC for a special meeting of shareholders. As set forth, the purpose of the meeting is to submit to the vote of EDAC shareholders to accept or reject certain actions taken by the EDAC Board of Directors on February 19, 2002 to unilaterally modify and amend the Bylaws of EDAC without the consent of EDAC shareholders.

Please call me at 703-536-6625 should you have any questions regarding the enclosure.

Sincerely,

John Moses

Enclosure

JOHN MOSES
3616 N. Albermarle Street
Arlington, Virginia 22207

February 25, 2002

VIA CERTIFIED MAIL

Mr. Ronald G, Popolizio, Secretary
EDAC Technologies Corporation
1806 New Britain Avenue
Farmington, Connecticut 06032

Dear Mr. Popolizio:

As an addendum to my letter of this date, the following constitutes the text of the two (2) proposals to be submitted to shareholders of EDAC Technologies Corporation ("EDAC"):

Proposal 1:

Introduction – The Bylaws of EDAC allow for, among other things, a unilateral revision of the Bylaws by the Board of Directors without the consent of shareholders of EDAC. Such changes include, but are not limited to, removal and replacement of Directors currently serving on the Board of Directors of EDAC. As announced by EDAC on February 22, 2002, the Board of Directors, on February 19, 2002, voted to approve the adoption of revisions of the Bylaws of EDAC which amendments, among other things, restricts the removal of Directors **except for cause** (emphasis added). This revision substantially impedes the ability of EDAC shareholders to elect Directors which will serve in the best interest of EDAC shareholders.

Proposal – Shareholders of EDAC elect to reject all revisions of EDAC Bylaws as such revisions may have been adopted, approved or enacted by the unilateral or alternative action of the EDAC Board of Directors at any time during the immediately preceding twelve (12) months.

Proposal 2:

Introduction – The Bylaws of EDAC allow for, among other things, a unilateral revision of the Bylaws by the Board of Directors without the consent of shareholders of EDAC. As the Bylaws govern the rights of shareholders of EDAC, it is proposed that the Bylaws of EDAC be revised such that revisions of the Bylaws may be enacted only with the majority vote of EDAC shareholders entitled to vote on such matters.

Proposal – The Bylaws of EDAC be revised to require any modification or revision thereof require the majority vote of EDAC shareholders entitled to vote on such matters.

The undersigned recommends approval of the foregoing proposals by and on behalf of the shareholders of EDAC.

A copy of this communication is simultaneously being provided to the Securities and Exchange Commission. A copy of the transmittal letter is enclosed.

Sincerely,

John Moses

Enclosure

JOHN MOSES
3616 N. Albemarle Street
Arlington, Virginia 22207

February 25, 2002

VIA CERTIFIED MAIL

Mr. Ronald G. Popolizio, Secretary
EDAC Technologies Corporation
1806 New Britain Avenue
Farmington, Connecticut 06032

Dear Mr. Popolizio:

The purpose of the letter is to withdraw a certain shareholder proposal submitted to you by the undersigned dated February, 22, 2002 pertaining to the nomination of an alternate slate of directors of EDAC Technologies Corporation ("EDAC") to stand for election at the annual meeting of shareholders to be held in 2002. In view of certain revisions to EDAC's Bylaws enacted unilaterally by the EDAC Board of Directors without the consent of EDAC shareholders on February 19th, 2002 but not announced until February 22nd, 2002, the shareholder proposal previously submitted is deemed to be ineffective.

As provided by Section 2.02 of the revised Bylaws enacted by the EDAC Board of Directors on February 19th, 2002, the undersigned, being a holder of more than ten percent (10%) of the outstanding common shares of EDAC, submits the following shareholder proposal on behalf of all shareholders of EDAC:

PROPOSAL

A special meeting of EDAC shareholders be called for the purpose of submitting to a vote of EDAC shareholders to accept or reject all acts taken by the Board of Directors of EDAC with respect to any modifications or amendments of the Bylaws of EDAC without the consent of a majority of the shareholders of EDAC entitled to vote on such matters.

A second purpose of the proposed special meeting of EDAC shareholders is to propose an amendment to the EDAC Bylaws prohibiting the EDAC Board of Directors from enacting any future modifications or amendments to the EDAC Bylaws without the prior approval of a majority of the shareholders of EDAC entitled to vote on such modifications or amendments.

The special meeting is to be held at 10:00, March 20, 2002 at the Farmington Country Club, Farmington, Connecticut. Notice of the special meeting of EDAC shareholders is to be provided by EDAC as set forth in the EDAC Bylaws.

As provided by Section 2.04 of the EDAC Bylaws (as amended), the undersigned requests the Secretary of the Corporation provide written notice of the special meeting of shareholders to all shareholders in that the undersigned does not currently have access to a list of EDAC shareholders.

Should any aspect of the above shareholder proposal not comply with provisions of the EDAC Bylaws (as amended) as to the calling of a special shareholder meeting, please provide an immediate notice of such noncompliance as well as the specific nature of such noncompliance.

A copy of this request for a special meeting of EDAC shareholders is being provided to the Securities and Exchange Commission. As previously requested by Mr. Dandurand, a copy of the transmittal letter to the Securities and Exchange Commission regarding the above request for a special meeting of shareholders is enclosed.

Sincerely,

John Moses

Enclosure

JOHN MOSES
3616 N. Albermarle Street
Arlington, Virginia 22207

February 25, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention: Division of Corporate Finance
RE: EDAC Technoligies Corporation ("EDAC")
Shareholder Proposal

Dear Sir / Madam:

Enclosed is a copy of a communication to EDAC regarding the content of a proposal to be submitted to a special meeting of shareholders of EDAC.

Please call me with any questions or comments you may have with regard to this matter (703) 536-6625.

Sincerely,

John Moses

Enclosure

JOHN MOSES
3616 N. Albemarle Street
Arlington, Virginia 22207

February 22, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention: Division of Corporate Finance
RE: EDAC Technologies Corporation ("EDAC") –
Corporate Refusal to Include Shareholder Proposal in Proxy

Dear Sir / Madam:

This letter is in response to a letter from Mr. Richard A. Dandurand of EDAC addressed to you and dated February 13th, 2002. In his letter, Mr. Dandurand set forth the intention of EDAC to exclude a shareholder proposal in the upcoming proxy material to be issued to shareholders in anticipation of an annual meeting of the shareholders of EDAC.

On behalf of Mr. William Bayne, Mr. Ross Towne and myself, who collectively own or control twenty one percent (21%) of the outstanding common shares of EDAC, I hereby wish to submit an alternative shareholder proposal for inclusion in the upcoming proxy material which is as follows:

PROPOSAL

On behalf of all shareholders of EDAC, the following slate of Directors of EDAC Technologies Corporation, is proposed for election to the Board of Directors of EDAC at the annual meeting of shareholders of the corporation to be held in year 2002.

Mr. Richard A. Dandurand
Mr. George Fraher
Mr. Joseph Lebel
Mr. William Bayne
Mr. Ross Towne
Mr. Ron Popolizio
Mr. Daniel Tracy
Mr. Dominic Pagano
Mr. John Moses

Rule 14a-8-(i)(8) –

This proposal providing for an alternate slate of directors to be included in the proxy material of EDAC clearly does not violate Rule 14a-8(i)(8).

Rule 14a-8(i)(9) –

The proposal as set forth above does not violate Rule 14a-8-(i)(9) in as much as it would clearly provide a consistent mandate from the shareholders.

Conclusion:

The Bylaws of EDAC Technologies Corporation call for an annual meeting of shareholders to be held on the first Monday in May (Exhibit A). Mr. Dandurand's letter, as referred to above, states the proxy materials will be sent to shareholders on or about May 4, 2002. Accordingly, I respectively request the Commission to require EDAC to accept the proposal set forth above even though the date of submission to the corporation does not meet the February 6, 2002 deadline for submission as set forth in the 2001 proxy statement (page 57 – Exhibit B).

EDAC has had four CEO's in six years. At the annual shareholder meeting held in 2001, the shareholders forced the resignation of the Chairman of the Board who previously selected the present Chairman and CEO. Although there have been numerous changes in the leadership of EDAC, the corporation has been unable to achieve reasonable shareholder value. This condition leads to the alternate slate of directors as set forth above.

By copy of this letter, I am submitting the above proposal to EDAC for inclusion in the upcoming proxy material to be distributed to EDAC shareholders in anticipation of its upcoming annual meeting of shareholders.

Please call me at 703-536-6625 should you have any questions or comments regarding this matter.

Sincerely,

John Moses

cc: Mr. Richard A. Dandurand (Via Certified Mail)

Exhibit A

BY-LAWS

OF

EDAC TECHNOLOGIES CORPORATION

ARTICLE I. OFFICES

SECTION 1.01. Principal and Business Offices. The Corporation may have such principal and other business offices, either within or without the State of Wisconsin, as the Board of Directors may designate or as the business of the Corporation may require from time to time.

SECTION 1.02. Registered Office. The registered office of the Corporation required by the Wisconsin Business Corporation Law to be maintained in the State of Wisconsin may be, but need not be, identical with the principal office in the State of Wisconsin, and the address of the registered office may be changed from time to time by the Board of Directors. The business office of the registered agent of the Corporation shall be identical to such registered office.

RESOLVED, that Section 2.01 of the Company's By-Laws is hereby amended to read in its entirety as follows:

> Section 2.01 Annual Meeting. The annual meeting of the shareholders shall be held on the first Monday of the month of May or at such other date as may be authorized by the Board of Directors and set forth in the Notice of meeting, for the purpose of electing Directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday of the State of Wisconsin, such meeting shall be held on the next succeeding business day. If the election of Directors shall not be held on the day designated herein for any annual meeting of the shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as conveniently may be; and
>
> FURTHER RESOLVED, that the Secretary of the Company is hereby directed to insert such amendment in the appropriate place in the Company's By-Laws.

EXHIBIT B

- The Company's Annual Report on Form 10-K for the year ended December 30, 2000, filed with the Commission on March 30, 2001, as amended on May 4, 2001 and on May 30, 2001; and

- The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed with the Commission on May 15, 2001.

A copy of the Company's 2000 Annual Report to Shareholders and a copy of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (without exhibits) accompany this proxy statement. You may request, and the Company will provide, a copy of the Company's other filings at no cost by contacting Ronald G. Popolizio, Executive Vice President, Chief Financial Officer and Secretary of the Company, at the following address and phone number:

EDAC Technologies Corporation
1806 New Britain Avenue
Farmington, Connecticut 06032
(860) 677-2603

ANNUAL REPORT TO THE SECURITIES AND EXCHANGE COMMISSION ON FORM 10-K

The Company is required to file an annual report, called a Form 10-K, with the Commission. A copy of Form 10-K for the fiscal year ended December 30, 2000 will be made available, without charge, to any person entitled to vote at the annual meeting. Written requests should be directed to Ronald G. Popolizio, Secretary, EDAC Technologies Corporation, 1806 New Britain Avenue, Farmington, Connecticut 06032.

SHAREHOLDER PROPOSALS

Any shareholder who desires to submit a proposal for inclusion in the Company's 2002 Proxy Statement should submit the proposal in writing to Ronald G. Popolizio, Secretary, EDAC Technologies Corporation, 1806 New Britain Avenue, Farmington, Connecticut 06032. The Company must receive a proposal no later than February 6, 2002, in order to consider it for inclusion in the Company's 2002 Proxy Statement. For any proposal that is not submitted for inclusion in next year's Proxy Statement, but is instead sought to be presented directly at the 2002 Annual Meeting, management will be able to vote proxies in its discretion if the Company: (1) receives notice of the proposal before the close of business on April 22, 2002, and advises shareholders in the 2002 Proxy Statement about the nature of the matter and how management intends to vote on such matter; or (2) the Company does not receive notice of the proposal prior to the close of business on April 22, 2002. Notices of intention to present proposals at the 2002 Annual Meeting should be addressed to Ronald G. Popolizio, Secretary, EDAC Technologies Corporation, 1806 New Britain Avenue, Farmington, Connecticut 06032.

FINN DIXON & HERLING LLP
ATTORNEYS AT LAW

ONE LANDMARK SQUARE
STAMFORD, CONNECTICUT 06901-2689
TELEPHONE (203) 325-5000
FACSIMILE (203) 348-5777

ERNEST M. LORIMER

DIRECT DIAL:(203) 325-5043
INTERNET:ELORIMER@FDH.COM

March 26, 2002

VIA FACSIMILE AND REGULAR MAIL

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attn: Keir Gumbs, Esq.

Re: EDAC Technologies Corporation

Dear Mr. Gumbs:

As requested, I am writing to confirm our conversation of last week regarding EDAC Technologies Corporation, a Wisconsin corporation (the "Company"). In view of the withdrawal by the proponents of the 14a-8 proposals made on January 6, 2002 and February 22, 2002, we hereby confirm on behalf of the Company that inasmuch as the Company does not have an active shareholder proposal under Rule 14a-8, the Company does not need to seek no action confirmation under Rule 14a-8(j) and is not seeking such a no action response.

Please feel free to call me at the number above with any questions or comments you may have.

Very truly yours,

Ernest M. Lorimer

cc: Mr. Richard A. Dandurand